JAMES D. EVANS	September 17, 2019	EMAIL JEVANS@FENWICK.COM Direct Dial (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer López, Staff Attorney

Lilyanna Peyser, Special Counsel

Bill Thompson, Senior Assistant Chief Accountant

Donna Di Silvio, Staff Accountant

Re:	Peloton Interactive, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on September 10, 2019

File No. 333-233482

Ladies and Gentlemen:

We are submitting this letter on behalf of Peloton Interactive, Inc. (the “Company”) in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 13, 2019 and presented in bold italics below, regarding the Company’s Amended Registration Statement on Form S-1 (File No. 333-233482) filed by the Company with the Commission on September 10, 2019 (the “Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 3.1 Sixth Amended and Restated Certificate of Incorporation

1.

Please revise your Amended and Restated Certificate of Incorporation to disclose that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. In this regard, please refer to comment 20 in our letter dated June 20, 2019.

The Company advises the Staff that the Company’s Restated Certificate of Incorporation (the “Restated Certificate”), to be effective upon the completion of the Company’s proposed initial public offering, which was filed as Exhibit 3.2 to the Registration Statement filed on August 27, 2019, provides that the exclusive forum provision of the Restated Certificate does not preclude the filing of claims in the federal district courts of the United States of America under the Securities Act of 1933, as amended, or any successor thereto, or under the Securities Exchange Act of 1934, as amended, or any successor thereto.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

September 17, 2019

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 389-4559.

Sincerely,

/s/ James D. Evans
James D. Evans

cc:	Via E-mail
Jill Woodworth, Peloton Interactive, Inc. (w/o enclosures)
Hisao Kushi, Peloton Interactive, Inc. (w/o enclosures)
Caitlin Johnston, Peloton Interactive, Inc. (w/o enclosures)

Cynthia C. Hess, Fenwick & West LLP (w/o enclosures)
Ran D. Ben-Tzur, Fenwick & West LLP (w/o enclosures)